Exhibit 3.1

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

HOT TOPIC, INC.

Article I

The name of this corporation is Hot Topic, Inc. (the “Corporation”).

Article II

The purpose of this Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

Article III

This Corporation is authorized to issue one class of shares designated Common Stock. The number of shares of Common Stock authorized to be issued is One Thousand (1,000).

Article IV

A. The liability of the directors of this Corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

B. This Corporation is authorized to indemnify agents of the Corporation (as defined in Section 317 of the California Corporations Code) to the fullest extent permissible under California law through bylaw provisions, agreements with directors and officers, vote of shareholders or disinterested directors or otherwise, in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code.

C. Any repeal or modification of the foregoing provisions of this Article IV by the shareholders of the Corporation shall not adversely affect any right or protection of a director or officer of the Corporation existing at the time of such repeal or modification.